

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2013

<u>Via E-mail</u>
J. Larry Sorsby
Executive Vice President and Chief Financial Officer
Hovnanian Enterprises, Inc.
110 West Front Street
P.O. Box 500
Red Bank, New Jersey 07701

     Re: **Hovnanian Enterprises, Inc.**
            Form 10-K for the Year Ended October 31, 2012
            Filed December 20, 2012
            File No. 1-8551

Dear Mr. Sorsby:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Rufus Decker

                    Rufus Decker
                    Accounting Branch Chief